Exhibit 99.1

Negative 8c Power at Childress in August

Targeting Next-Gen Compute and Generative AI with NVIDIA H100 GPUs

Key Highlights1

Key metrics[2]	Aug-23
Average operating hashrate (PH/s)	5,493
Bitcoin mined	410
Mining revenue (US$’000)	11,459
Electricity costs (US$’000)	4,342
Revenue per Bitcoin (US$)	27,937
Electricity costs per Bitcoin (US$)	10,586

•	Free electricity at Childress in August
o	Negative realized electricity costs of ~US$0.08/kWh[3]
o	Company was effectively paid ~$28k per Bitcoin to take power at Childress and generated a further ~$28k per Bitcoin in mining revenue (i.e. ~$56k mining profit[4] per Bitcoin at Childress)
o	580MW of additional power available at Childress for expansion
•	Targeting next-gen compute and generative AI with NVIDIA H100 GPUs
o	Initial purchase of 248 NVIDIA H100 GPUs for ~US$10 million[5]
o	Bitcoin mining remains core; next-gen compute represents additional opportunity
•	Childress construction (Phase 1, first 100MW)
o	Mass grading civil works complete, data center concrete foundation works commenced
o	Construction remains on track for 20MW to 100MW expansion
o	Supports hashrate growth from 5.6 EH/s to 9.1 EH/s6

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable). Electricity costs exclude REC purchases.
3 The Company’s Childress site generated ~US$2.3 million of power sales in August (~84 Bitcoin equivalent), which represents unaudited power credits (primarily driven by voluntary curtailment) under hedge contracts (based on AEP meter data and ERCOT real-time prices) and are reflected within the electricity costs. Figures are based on monthly electricity invoices received as well as internal estimates (as applicable) and exclude REC purchases.
4 Mining profit calculated as Bitcoin mining revenue less net electricity costs.
5 Excludes certain components, e.g. storage and certain front-end networking components.
6 Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for purchase opportunities. Hashrate figures may change depending on miner procurement selection.

Corporate update

Free electricity at Childress in August

Childress operated at negative realized electricity costs of ~US$0.08/kWh3.

As a result, Iris Energy was effectively paid ~$28k per Bitcoin to take power at Childress and generated a further ~$28k per Bitcoin in mining revenue (i.e. ~$56k mining profit4 per Bitcoin at Childress).

The Company was able to capitalize on heightened energy market volatility, dynamically trading Bitcoin mining profitability against electricity market pricing to drive down net electricity costs.

Targeting next-gen compute and generative AI with NVIDIA H100 GPUs

On August 29, 2023, the Company announced the purchase of NVIDIA’s latest-generation artificial intelligence (“AI”) H100 GPUs.

The initial purchase of 248 NVIDIA H100 GPUs for ~US$10 million5 is expected to be delivered in the coming months and will allow the Company to:

•	Further assess the appropriateness of its next-generation data centers for servicing adjacent computing markets such as generative AI7
•	Demonstrate capability to prospective customers

The update can be accessed via the following link.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception8.

The project achieved average monthly operating hashrate of 823 PH/s in August compared to 825 PH/s last month.

Mackenzie update (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception8.

The project achieved average monthly operating hashrate of 2,595 PH/s in August compared to 2,583 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception8.

The project achieved average monthly operating hashrate of 1,615 PH/s in August compared to 1,592 PH/s last month.

Childress update (0.6 EH/s, 20MW operating / 80MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The project achieved average monthly operating hashrate of 461 PH/s in August compared to 562 PH/s last month. This decrease was primarily attributable to energy market trading activities (mentioned above), which resulted in a lower number of Bitcoin mined but negative realized electricity costs of ~US$0.08/kWh3.

Construction of the remaining 80MW (4 x 20MW data centers) for Phase 1 (first 100MW) remains on track with mass grading civil works completed, and concrete foundations for the second data center in progress.

The Company’s ownership of key infrastructure also provides a rapid and efficient growth pathway, with 600MW of total power capacity available at the site.

7 No material modifications currently expected.
8 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

Childress – Phase 1 (100MW) construction progress	Childress – second data center building foundation

Community engagement

Iris Energy sponsored the annual Flats Festival in Canal Flats, with all proceeds going towards Canal Flats’ Volunteer Fire Department to help purchase personal protective equipment, training supplies and other equipment.

The Company was also invited to attend the Lheidli T’enneh Elder’s Society’s filming of their “A Year in the Life of Lheidli T’enneh” series, to learn about traditional food, medicinal, and technological uses of plants.

Finally, the Company was honoured to receive the “Friends to 4-H” award from Childress community group 4-H, following the Company’s ongoing support in the areas of robotics and technology.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate capacity that can power growth beyond the Company’s 760MW of announced capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s lower average operating hashrate (5,493 PH/s vs. 5,562 PH/s in July) and Bitcoin mined (410 vs. 423 in July) were primarily attributable to energy market trading activities at Childress. This was more than offset by ~$2.3 million3 of power sales and was the primary driver behind the aggregate decrease in electricity costs ($4.3 million vs. $6.6 million in July) and in average electricity costs per Bitcoin ($10.6k vs. $15.5k in July) across all sites.

Operating	Jun-23	Jul-23	Aug-23
Renewable energy usage (MW)[9]	169	170	168
Avg operating hashrate (PH/s)	5,587	5,562	5,493

Financial (unaudited)[2]	Jun-23	Jul-23	Aug-23
Bitcoin mined	428	423	410
Mining revenue (US$’000)	11,653	12,660	11,459
Electricity costs (US$’000)[3]	5,572	6,552	4,342
Revenue per Bitcoin (US$)	27,211	29,939	27,937
Electricity costs per Bitcoin (US$)	13,011	15,494	10,586

Site	Capacity (MW)	Capacity (EH/s)[10]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	5.0
Childress (Texas, USA)	20	0.6	Complete	Operating
Total Operating (Canada & USA)	180	5.6
Childress (Texas, USA)	80	3.5[6]	Early 2024[11]	Under construction
Total (Canada & USA)	260	9.1

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

9 Comprises actual power usage for Canal Flats, Mackenzie, Prince George and Childress. Canal Flats, Mackenzie and Prince George have been powered by 100% renewable energy since inception of which approximately 97% is directly from renewable energy sources; approximately 3% is from the purchase of RECs. Childress has been powered by 100% renewable energy since inception via the purchase of RECs.
10 Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners, except where otherwise stated.
11 Indicative timing for commencement of delivery of data centers.

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.
These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation or availability of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply due to restrictions imposed by governmental authorities or otherwise, particularly as it relates to Bitcoin mining and/or high-performance computing (“HPC”) solutions that may be offered; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the equipment supply contracts which may delay Iris Energy’s expansion plans and potential implementation of its strategy to explore expansion into HPC solutions; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield and brownfield infrastructure projects; Iris Energy’s evolving business model and strategy, including its ability to continue to develop its existing data center sites and to increase its potential diversification into the market for HPC solutions; Iris Energy’s limited experience with respect to new markets it may seek to enter, including the market for HPC solutions that Iris Energy may offer; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that Iris Energy may offer; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital needs and growth plans; the outcome of the legal and bankruptcy proceedings relating to Iris Energy’s limited recourse equipment financing, including the amount of any potential damages, settlement payments or liability that may be incurred by the Iris Energy, any of which could be higher than anticipated; the risk that legal and bankruptcy proceedings result in significant legal and other costs and damage to Iris Energy’s reputation, and distract management’s attention; the terms of any additional financing which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; market demand for HPC solutions and Iris Energy’s ability to secure customers on commercially reasonable terms or at all, and ability to manage and maintain customer relationships, risks related to public health crises and pandemics including those of COVID-19; changes in regulation of digital assets and/or the HPC industry; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of August 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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